
02005674

UNITED STATES
'S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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‿AL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 21 2002
318
PROCESSING
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 46650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HODIN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BURLINGTON WOODS DRIVE, SUITE 303
(No. and Street)

BURLINGTON	MASSACHUSETTS	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mortin L. Hodin (781) 221-8421
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SULLIVAN & SHUMAN
(Name — *if individual, state last, first, middle name*)

3 Tech Circle	Natick	Massachusetts	01760
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 27 2002
P
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Mortin L. Hodin~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HODIN ASSOCIATES, INC., as of DECEMBER 31, 19x 200 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 9/23/05

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent audotirs report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODIN ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

CONTENTS

SULLIVAN & SHUMAN, P.C.
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDER
HODIN ASSOCIATES, INC.
BURLINGTON, MASSACHUSETTS

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sullivan & Shuman, P.C.

January 23, 2002

HODIN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CASH	$	17,518
PREPAID EXPENSES		993
SECURITIES OWNED:		
Not readily marketable		33,100
EQUIPMENT, at cost, less accumulated depreciation of $17,878		2,396
	$	54,007

LIABILITY AND STOCKHOLDER'S EQUITY

ACCRUED EXPENSE	$	456
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		77,872
Accumulated deficit		(24,421)
TOTAL STOCKHOLDER'S EQUITY		53,551
	$	54,007

The accompanying notes are an integral part of the financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Commissions and fee income	$	23,000
Investment income		157
Other income		49
		23,206
OPERATING EXPENSES		39,587
NET LOSS	$	(16,381)

The accompanying notes are an integral part of the financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2000	$ 100	$ 67,872	$ (8,040)	$ 59,932
NET LOSS	-	-	(16,381)	(16,381)
CAPITAL CONTRIBUTION	-	10,000	-	10,000
BALANCE, December 31, 2001	$ 100	$ 77,872	$ (24,421)	$ 53,551

The accompanying notes are an integral part of the financial statements.

HODIN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net loss	$ (16,381)
Depreciation	992
Adjustments to reconcile net loss to net cash used in operating activities:	
Prepaid expenses	(993)
NET CASH USED IN OPERATING ACTIVITIES	(16,382)
INVESTING ACTIVITIES:	
Proceeds from sale of marketable securities:	1,259
NET CASH PROVIDED BY INVESTING ACTIVITIES	1,259
FINANCING ACTIVITIES -	
Proceeds from capital contribution	10,000
NET DECREASE IN CASH	(5,123)
CASH, beginning of year	22,641
CASH, end of year	$ 17,518

The accompanying notes are an integral part of the financial statements.

A. Summary of Significant Accounting Policies:

Securities Transactions:

Securities transactions and related income and expenses are recognized on a settlement date basis.

Securities Owned:

Marketable securities are carried at market value. Unrealized gains or losses as a result of changes in market value are included in income. Securities that are not readily marketable represent common stock and warrants of a nonpublic corporation. These securities are carried at cost, which approximates estimated fair value as determined by management.

Equipment:

Equipment is stated at cost and consists primarily of office and computer equipment. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Taxes on Income:

The Company has elected to be treated as an S Corporation for both federal and state tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, no taxes on income have been provided.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Line of Business:

The Company is an investment banking firm specializing in mergers and acquisitions. It is a registered securities broker-dealer. The Company does not hold funds or securities for the accounts of its customers and thus claims an exemption from the requirements of Securities and Exchange Rule 15(c)3-3.

C. Net Capital Requirement under Rule 15(c)3-1:

The Company's net capital as calculated under the Uniform Net Capital Rule (Rule 15(c)3-1) is as follows:

Stockholder's equity as of December 31, 2001	$	53,551
Less:		
Equipment, net		2,396
Prepaid expenses		993
Haircuts:		
Not readily marketable securities		33,100
Net capital as of December 31, 2001	$	17,062
Minimum required	$	5,000

Following is a reconciliation of the Company's net capital as calculated above to that shown on the Company's December 31, 2001 unaudited Part II of Form X-17-A-5 filed previously:

Net capital as reported on Part II of Form X-17-A-5	$	18,512
Adjustments:		
Record prepaid expense		(993)
Accrual of minimum state taxes		(456)
Record bank charges		(1)
Net capital as above	$	17,062

D. Subordinated Liabilities:

The Company did not have any subordinated liabilities at any time during the year.

E. Related Party Transactions:

During 2001, the Company received $23,000 in revenues from an affiliated entity.

F. Supplemental Cash Flow Information:

During 2001 $456 was expended on taxes.

SULLIVAN & SHUMAN, P.C.
Certified Public Accountants
Three Tech Circle, Natick, MA 01760

THE BOARD OF DIRECTORS AND STOCKHOLDER
HODIN ASSOCIATES, INC.
BURLINGTON, MASSACHUSETTS

In planning and performing our audit of the financial statements of Hodin Associates, Inc. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive positions of Rule 15(c)3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the

specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sullivan + Shuman, P.C.

January 23, 2002